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                            IVI Communications, Inc.
                        5959 West Century Blvd. Suite 573
                              Los Angeles, CA 90045
                               Tel: (310) 216-7740

                                                                   July 14, 2006


VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Registration Statement on Form SB-2
         for IVI Communications, Inc.
         Initially Filed on April 19, 2006
         File No. 333-133409

Ladies and Gentlemen:

         The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Registration Statement on Form SB-2 filed with the Commission on April 19, 2006 (File No. 333-133409) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

         The Company requests this withdrawal because it has elected not to proceed with the registration of the securities included therein at this time. Please apply the Company's filing fee to its account with the Commission.

         If you have any questions concerning this matter, please contact Marcelle S. Balcombe at (212) 930-9700.

         Thank you for your assistance in this matter.


                                                     IVI COMMUNICATIONS, INC.

                                                     By: /S/ NYHL HENSON
                                                         -----------------------
                                                         Nyhl Henson
                                                         President